Exhibit 99.4

tZERO Group, Inc.
Consolidated Financial Statements
December 31, 2022 and 2021
(With Independent Auditors’ Report)

tZERO Group, In.
Consolidated Financial Statements
December 31, 2022 and 2021

TABLE OF CONTENTS

Page
Independent Auditors’ Report	1-2
Consolidated Balance Sheets	3
Consolidated Statement of Operations	4
Consolidated Statement of Changes in Stockholders’ Equity	5
Consolidated Statements of Cash Flows	6-7
Notes to Consolidated Financial Statements	8-28

Independent Auditors' Report

The Board of Directors of
tZERO Group, Inc.

Opinion

We have audited the consolidated financial statements of tZERO Group, Inc., and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' equity and cash flow for the years then ended, and the related notes to consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter - Discontinued Operations

As described in Note 3 to the consolidated financial statements, during 2022 the Company sold its broker-dealer subsidiary SpeedRoute, LLC, which provided routing and connectivity services to registered broker-dealer clients to U.S. equity exchanges and off-exchange sources of liquidity and presented the related amounts as discontinued operations in the consolidated financial statements. Our opinion is not modified with respect to this matter.

Emphasis of Matter - Going Concern

As discussed in Note 16 to the consolidated financial statements, the Company has suffered recurring losses from operations. Management's evaluation of the events and conditions and management's plans to mitigate this matter are described in Note 16. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.

•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings and certain internal control-related matters that we identified during the audit.

/s/ BAKER TILLY US, LLP

New York, New York
July 3, 2023

tZERO Group, Inc.
Consolidated Balance Sheets
December 31, 2022 and 2021
(in thousands, except per share amounts)

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$63,727	$13,113
Cash restricted for collateral deposits	2,606	1,000
Segregated customer cash accounts	6,018	—
Accounts receivable, net	351	198
Crypto assets held	39	1,027
Prepaid and other assets, net	1,820	1,086
Assets held for sale	—	6,769
Total current assets	74,561	23,193
Fixed assets, net	6,806	8,417
Intangible assets, net	1,825	3,012
Goodwill	19,275	25,453
Operating lease right-of-use assets	6,228	7,102
Other long term assets	884	9,014
Total assets	$109,579	$76,191
Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$3,237	$5,302
Payable to customers and broker dealer	5,559	—
Operating lease liabilities, current	673	614
Note payable to Medici Ventures, L.P.	—	5,000
Accrued interest payable	—	4
Liabilities held for sale	—	3,217
Total current liabilities	9,469	14,137
Operating lease liabilities, non-current	7,170	7,629
Other long-term liabilities	877	426
Total liabilities	17,516	22,192
Commitments and contingencies (Note 9)
Stockholders’ equity (deficit): Preferred shares $0.01 par value, authorized shares, 250,000,000 at December 31, 2022 and 100,000,000 at December 31, 2021
Preferred equity series A, Shares issued and outstanding - 21,422,536 and 21,277,536 at December 31, 2022 and December 31, 2021	214	213
Preferred equity series B, Shares issued and outstanding - 140,928,344 and 0 at December 31, 2022 and December 31, 2021	1,409	—
Common stock $0.01 par value, authorized shares, - 650,000,000 at December 31, 2022 and 500,000,000 at December 31, 2021 Shares issued and outstanding, 243,881,248 at December 31, 2022 and December 31, 2021	2,434	2,434
Treasury stock	(266)	(266)
Additional paid-in capital	318,348	242,908
Accumulated deficit	(232,250)	(193,608)
Equity attributable to stockholders of tZERO Group, Inc.	89,889	51,681
Equity attributable to noncontrolling interests	2,174	2,318
Total stockholders' equity	92,063	53,999
Total liabilities and stockholders' equity	$109,579	$76,191
See accompanying notes to Consolidated financial statements.

tZERO Group, Inc.
Consolidated Statement of Operations
Years ended December 31, 2022 and 2021
(in thousands)

	2022	2021
Revenues
Investor verification revenue	$1,748	$1,264
Commissions income, net from ATS platform	430	612
Commissions income from cryptocurrency platform	276	393
Due diligence and other income	310	110
Total Revenues	2,764	2,379

Cost of revenues
Clearance and other charges	755	991
Cost of revenues	755	991
Revenues, net	2,009	1,388

Operating Expenses
Employee compensation, payroll taxes and benefits	13,442	14,308
Software licenses, services, and communication	2,997	2,534
Professional services	2,177	4,303
Legal fees	1,181	4,240
Rent and occupancy	865	1,267
General and administrative	1,339	1,830
Depreciation and amortization	7,179	7,723
Stock compensation	1,226	2,378
Impairment of cryptocurrencies	623	122
Total Operating Expenses	31,029	38,705
Operating Loss	(29,020)	(37,317)
Other Income (Expense)
Realized gain on sale of SpeedRoute LLC	3,805	—
Realized gain on sale of equity securities	—	11,337
Loss on equity method investment	(8,131)	—
Impairment of goodwill	(6,035)	—
Impairment of right-of-use asset	(581)	—
Interest Income	749	—
Realized loss on crypto asset sales	(136)	—
Other	—	(36)
Loss from continuing operations, before taxes	(39,349)	(26,016)
Provision for income taxes	(19)	(280)
Loss from continuing operations	(39,368)	(26,296)
Income from discontinued operations	643	4,165
Income before noncontrolling interest	(38,725)	(22,131)
Net loss attributable to noncontrolling interest	(83)	(193)
Net loss attributable to common shares	$(38,642)	$(21,938)

See accompanying notes to Consolidated financial statements.

tZERO Group, Inc.
Consolidated Statement of Changes in Stockholders' Equity
Years ended December 31, 2022 and 2021
(in thousands, except per share amounts)

	Preferred Shares (TZROP) - Series A		Preferred Shares Series B		Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	Accumulated Deficit	Noncontrolling Interest	Total
At December 31, 2020	20,818,536	208	—	—	101,791,792	1,013	—	(266)	129,670	(171,670)	2,511	(38,534)
Stock-based compensation to employees and directors	—	—	—	—	—	—	—	—	1,199	—	—	1,199
Consulting and other expense	459,000	5	—	—	1,088,259	11	—	—	1,208	—	—	1,224
Conversion of debt into common stock	—	—	—	—	124,897,955	1,249	—	—	97,992	—	—	99,241
Cash investment by Medici	—	—	—	—	16,103,242	161	—	—	12,839	—	—	13,000
Net loss	—	—	—	—	—	—	—	—	—	(21,938)	(193)	(22,131)
At December 31, 2021	21,277,536	$213	—	$—	243,881,248	$2,434	—	$(266)	$242,908	$(193,608)	$2,318	$53,999
Stock-based compensation to employees and directors	95,499	1	—	—	—	—	—	—	703	—	—	704
Consulting and other expense	49,501	—	—	—	—	—	—	—	523	—	—	523
Common stock - Series B issuance	—	—	140,928,344	1,409	—	—	—	—	75,173	—	—	76,582
Legal costs relating to preferred stock issuance	—	—	—	—	—	—	—	—	(536)	—	—	(536)
Tax withholding upon vesting of employee RSUs	—	—	—	—	—	—	—	—	(423)	—	—	(423)
Minority distribution	—	—	—	—	—	—	—	—	—	—	(61)	(61)
Net loss	—	—	—	—	—	—	—	—	—	(38,642)	(83)	(38,725)
At December 31, 2022	21,422,536	$214	140,928,344	$1,409	243,881,248	$2,434	—	$(266)	$318,348	$(232,250)	$2,174	$92,063

See accompanying notes to Consolidated financial statements.

tZERO Group, Inc. Consolidated Statements of Cash Flow Years ended December 31, 2022 and 2021 (in thousands)
	2022	2021
Cash flows from operating activities:
Net loss before allocation of noncontrolling interest	$(38,725)	$(22,131)
(Earnings) Loss from discontinued operations, net of taxes	(643)	(4,165)
Net (Loss) from continuing operations before allocation to noncontrolling interest	(39,368)	(26,296)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of fixed assets	3,106	4,934
Amortization of intangible assets	1,187	2,790
Write off of software	2,886	—
Impairment of goodwill	6,035	—
Impairment of right-of-use asset	581	—
Loss on equity method investment	8,131	—
Stock-based compensation to employees and directors	1,226	2,353
Realized gain on sale of SpeedRoute LLC	(3,805)	—
Gain on sale of equity securities	—	(11,075)
Impairment of cryotocurrencies	623	122
(Increase) decrease in operating assets:
Accounts receivable, net	(153)	198
Crypto assets held	365	(898)
Prepaids and other assets, net	(734)	(919)
Increase (decrease) in operating liabilities
Accounts payable and accrued liabilities	(1,927)	296
Payable to customers and broker dealer	5,559	—
Operating lease liabilities	(107)	(210)
Other liabilities	451	56
Net cash used in operating activities	(15,944)	(28,649)
Net cash provided by discontinued operating activities	2,985	3,361
Net cash used in operating activities	(12,959)	(25,288)

Cash flows from investing activities:
Cash received from sale of SpeedRoute LLC	7,840	—
Cash Received from sale of assets to SpeedRoute LLC	257	—
Dividend paid to shareholders	—	2,500
Proceeds from sale of equity securities	—	14,487
Expenditure for fixed assets	(4,381)	(4,700)
Net cash provided by investing activities	3,716	12,287
Net cash used in discontinued investing activities	(257)	(2,500)
Net cash provided by investing activities	3,459	9,787

Cash flows from financing activities:
Cash received from issuance of Series B preferred stock, net of costs	70,624	—
Proceeds from sale of tZERO shares to Medici Ventures, L.P.	—	13,000
Proceeds from note payable to Medici Ventures, L.P.	—	5,000
Distributions to non-controlling interests	(61)	—
Net cash provided by financing activities	70,563	18,000

Net increase in cash and cash equivalents	61,063	2,499
Cash, cash equivalents, and restricted cash at beginning of year, inclusive of cash balances of discontinued operations	14,113	15,165
Less: Cash, cash equivalents and restricted cash of discontinued operations	2,825	3,551
Cash, cash equivalents and restricted cash at end of period	$72,351	$14,113
Includes:
Cash and cash equivalents at end of period	$63,727	$13,113
Cash restricted for collateral deposits	2,606	1,000
Segregated customer cash accounts	6,018	—
Cash, cash equivalents and restricted cash at end of period	$72,351	$14,113

tZERO Group, Inc. Consolidated Statements of Cash Flow Years ended December 31, 2022 and 2021 (in thousands)
	2022	2021
Supplemental disclosures of cash flow information:
Notes payable to Overstock converted into equity	$—	$100,829
Issuance of common stock in exchange for consulting services	523	884
Right-of-use assets obtained in exchange for new operating lease liabilities	—	688
Note payable to Medici Ventures, L.P. converted into preferred equity Series B	5,000	—

See accompanying notes to Consolidated financial statements.

tZERO Group, Inc.
Notes to Consolidated Financial Statements

1. BASIS OF PRESENTATION

Business and organization

On December 1, 2014, Medici Inc. ("Medici") was incorporated in the State of Utah as a financial technology company pursuing initiatives to develop and commercialize financial applications of blockchain technologies. On October 21, 2016, Medici formally changed its name to t0.com, Inc. On October 1, 2018, t0.com, Inc. was re-incorporated in the State of Delaware and changed its name to tZERO Group, Inc. (the "Company").

As used herein, "we," "our" and similar terms include the Company and its subsidiaries, unless the context indicates otherwise.

The Company is a financial technology company with the goal of democratizing access to private capital markets by focusing on the development and adoption of digital securities in a regulatory-compliant environment. The Company offers institutional-grade solutions for issuers looking to raise capital and digitize their capital table through blockchain technology and the use of digital securities, and trade on a regulated alternative trading system. The Company has developed a suite of technologies and intellectual property (the “tZERO Technology Stack”) that enables issuers to issue, and relevant regulated market participants to support the issuance, trading, clearance and settlement of, digital securities, including utilization of digital technology in an incremental manner, such as for conventional uncertificated securities where the issuer arranges for a non-controlling digital “courtesy carbon copy” of the transfer agent’s share registry to be viewable on the blockchain to enhance the trading experience, or in a manner that supports issuance and settlement on a blockchain.

Digital securities are conventional uncertificated securities where the issuer arranges for a digital "courtesy carbon copy" of the transfer agent's share registry to be viewable on the blockchain to enhance the trading experience and may also be referred to as "digitally-enhanced securities." The Company and its affiliates are working with regulators and other stakeholders to expand the role of blockchain in the lifecycle of digital securities and to facilitate the infrastructure, issuance, recording, trading, clearing, settlement, and regulatory compliance of “digital asset securities” as described in the July 8, 2019 Joint Staff Statement on Broker-Dealer Custody of Digital Asset Securities in a manner consistent with existing market and legal infrastructure.

The Company also supports the adoption of such assets by developing the tZERO Technology Stack for use by regulated venues on which those digital securities can trade, as well as investing in subsidiaries and joint venture entities that own and operate such trading venues. These investments include the alternative trading system (the “tZERO ATS”) run by our wholly-owned subsidiary, tZERO ATS, LLC, an SEC-registered broker-dealer which provides a regulated venue for matching buy and sell orders to our broker-dealer subscribers, including for the trading of digital securities. Another wholly owned subsidiary of the Company, tZERO Markets, LLC (“tZERO Markets”), is an SEC-registered broker-dealer which offers a website, and in the future intends to provide a mobile application, that allows retail customers to conduct self-directed trading of digital securities. FINRA approved tZERO ATS to settle and clear securities transactions for itself and its broker-dealer affiliates on October 14, 2021. Following the approval from FINRA, tZERO ATS transitioned to a self-clearing business model for itself and tZERO Markets on February 22, 2022. SpeedRoute, LLC ("SpeedRoute") is also an SEC-registered broker-dealer which provides sponsored access and routing execution services to broker-dealers. It was sold in February 2022 and is accounted for as discontinued operations in these Consolidated Financial Statements.

In addition, we also maintain certain other businesses, tZERO Technologies LLC (“tZERO Tech”) is a company that holds our fixed assets. It also enters into technology contracts and deploys purchased software and technology company wide. Our remaining businesses include tZERO Crypto, Inc. (“tZERO Crypto”), a virtual currency wallet and exchange services business that we acquired 100% ownership interest in the first quarter of 2019, and Verify Investor, LLC, an accredited investor verification company that we acquired a majority ownership interest in the first quarter of 2018. In 2023, we ultimately sunset and began liquidation proceedings over tZERO Crypto. See Note 17 - Subsequent Events.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
Pelion Transaction

On January 25, 2021, Overstock.com (“Overstock"), as one of our largest shareholders, entered into the Transaction Agreement with Medici Ventures (our former direct parent), Pelion MV GP, L.L.C (the “General Partner”), and Pelion, Inc. (the “Transaction Agreement”). The transactions contemplated by the Transaction Agreement closed on April 23, 2021. Pursuant to the Transaction Agreement, (i) Medici Ventures converted to a Delaware limited partnership (the “Partnership”), (ii) the General Partner became the sole general partner of the Partnership, and Overstock, along with the other stockholders of Medici Ventures at the time of the closing of the transactions contemplated by the Transaction Agreement became limited partners of the Partnership, (iii) Overstock converted the outstanding intercompany debt owed to it by us into shares of our common stock and (iv) Overstock made an additional investment of $13.0 million in our common stock. Pursuant to the terms of the Partnership’s Limited Partnership Agreement, Overstock and any other potential limited partners which may be subsequently admitted to the Partnership agreed to make a capital commitment of $45.0 million to the Partnership in proportion to their equity interest in the Partnership in order to fund the Partnership’s capital needs. The term of the Partnership is eight years commencing on April 23, 2021, which may be extended for one year by the General Partner.

The debt conversion described above was completed during the quarter ended March 31, 2021. The closing of the transactions contemplated by the Transaction Agreement occurred on April 23, 2021. At this closing, Overstock entered into the Limited Partnership Agreement with the Partnership, the General Partner and Pelion, Inc., pursuant to which the General Partner became the sole general partner, holding a 1% equity interest in the Partnership, and Overstock became a limited partner, holding a 99% equity interest in the Partnership. As a result, the General Partner has sole authority and responsibility regarding investing decisions, appointing board members of the portfolio companies and exercising all shareholder rights for assets of the Partnership – including its interest in tZERO.

As of March 31, 2022, and after giving effect to the ICE Investment (as defined below), Medici Ventures and Overstock held significant interest in our outstanding common stock on a fully diluted basis.

Intercontinental Exchange Investment

On February 22, 2022, tZERO completed an initial strategic funding round (the “ICE Investment”) from new and existing investors, including Intercontinental Exchange, Inc. (“ICE”), a leading operator of global exchanges and clearing houses and provider of mortgage technology, data and listings services, Overstock and Medici. As part of the transaction, each of the participants acquired shares of new Series B convertible preferred stock and Medici Ventures converted the outstanding intercompany debt owed to it by us into shares of our Series B convertible preferred stock. As a result of the strategic investment, ICE became a significant minority shareholder in tZERO. On August 22, 2022, tZERO completed the final strategic funding round of the ICE Investment from ICE and certain other investors.

Concurrent with this transaction, the Company sold its broker-dealer subsidiary SpeedRoute, LLC (“SpeedRoute”), which provides routing and connectivity services to registered broker-dealer clients to U.S. equity exchanges and off-exchange sources of liquidity, to Overstock, Medici Ventures and SMPV, LLC. As a result, SpeedRoute is presented as discontinued operations in accompanying Consolidated Financial Statements.

Basis of presentation

These Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") assuming the Company will continue as a going concern.

Going Concern

The going concern assumption contemplates the realization of assets and satisfaction of liabilities in the normal course of business. However, substantial doubt about the Company’s ability to continue as a going concern exists. As

tZERO Group, Inc.
Notes to Consolidated Financial Statements
discussed in Note 16 - Going Concern, the Company has incurred recurring losses from operations since inception. The Company will require additional liquidity to continue its operations over the foreseeable future.

The Consolidated Financial Statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern. See Note 16 - Going Concern.

Reclassifications and revisions

Certain reclassifications have been made to the prior periods comparative amounts as required by Accounting Standards Codification ("ASC") 205 to ensure comparability of continuing operations for both years presented. Such classifications have no effect on previously reported consolidated net losses.

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements include our accounts and the accounts of our wholly-owned subsidiaries and majority-owned subsidiaries. All intercompany account balances and transactions have been eliminated in consolidation.

Use of estimates

The Company's Consolidated Financial Statements are prepared in conformity with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, allowance for doubtful accounts, goodwill and intangibles, compensation accruals, capitalized software, leases, litigation accruals, and other matters that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ materially from those estimates.
.
Cash, cash equivalents and cash restricted

Cash equivalents include money market accounts, which are payable on demand, and short-term investments with an original maturity of less than 90 days. The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company manages this risk by selecting financial institutions deemed highly creditworthy to minimize the risk. The Company has not experienced any credit losses associated with its cash, cash equivalents and cash restricted accounts.

Cash restricted is segregated under a collateral agreement. There was $2.6 million restricted cash at December 31, 2022, and $1.0 million at December 31, 2021, related to this collateral agreement.

The Company also segregates cash in accordance with Rule 15c3-3 of the Securities Exchange Act of 1934. Under Rule 15c3-3, a broker-dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. As of December 31, 2022, the Company held $6.0 million in segregated cash.

Fair value measurement

We account for our assets and liabilities using a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs have created

tZERO Group, Inc.
Notes to Consolidated Financial Statements
the fair-value hierarchy below. This hierarchy requires us to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value.

•Level 1 - Quoted prices for identical instruments in active markets;
•Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
•Level 3 - Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

Under GAAP, certain assets and liabilities are required to be recorded at fair value on a recurring basis. Our assets and liabilities that are adjusted to fair value on a recurring basis includes cash equivalents and certain equity securities. Our other financial instruments, including cash, accounts receivable, accounts payable, accrued liabilities, and notes payables are carried at cost, which approximates their fair value. Certain assets, including long-lived assets, goodwill, cryptocurrencies, and other intangible assets, are measured at fair value on a nonrecurring basis in certain circumstances (e.g., when there is evidence of impairment); that is, the assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments using fair value measurements with unobservable inputs (level 3), apart from cryptocurrencies which use quoted prices from various digital currency exchanges with active markets.

Accounts receivable, net

Receivables are obligations due from the customer (broker-dealers or exchanges) under terms requiring payments up to thirty days from the previous production month. The Company does not accrue interest on unpaid receivables. Receipts of accounts receivable are applied to specific invoices identified on the customer remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivables balances with invoice dates that are greater than thirty days old are considered aged, non-allowable for regulatory purposes and reviewed for delinquency. The carrying amounts of aged receivables are reduced where necessary, and there was no allowance recorded as of December 31, 2022 and December 31, 2021.

Current expected credit losses

The Company had $0.4 million and $0.2 million receivable from third parties on December 31, 2022 and on December 31, 2021, respectively. The Company carries its receivables at cost less an allowance for credit losses to present the net amount expected to be collected as of the date of the Consolidated Financial Statements. The Company generally does not require collateral. The estimate of expected credit losses considers historical credit loss information that is adjusted for current conditions and reasonable and supportable forecasts.

Concentration of credit risk

We maintain cash balances with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Management monitors the soundness of these institutions and has not experienced any credit losses with them. Financial instruments that potentially subject the Company to concentration of credit risk consist of cash deposits. Accounts at each institution are insured by the FDIC up to $250,000. The Company had $61.1 million at December 31, 2022 and $12.7 million at December 31, 2021, in excess of the FDIC Insured limit.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
Crypto assets held

Crypto Assets Held represent cryptocurrencies held by the Company. The Company uses three different exchanges to conduct its purchases, sales, and custody of its crypto assets, which are all held in unique wallets that are controlled by the Company. Crypto Assets Held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted. During the years ended December 31, 2022 and 2021, the Company recorded impairment charges of $0.6 million and $0.1 million, respectively and is recorded in the Consolidated Statements of Operations.

The Company accounts for purchases of crypto assets at cost and the Company tracks the cost basis of each crypto asset purchased, by way of exchange or customer sale. These transactions include transaction costs which are not identifiable and are immaterial. Principal purchases and sales performed by the Company are booked in conjunction with customer transactions, and accordingly, all net purchases and sales are netted on the Consolidated Statements of Cash Flow.

Realized gains and losses related to crypto asset transactions are recorded when the fair value does not equal the carrying value at the time of sale. They are computed using the first-in-first-out method. They are reported as realized gain (loss) on crypto asset sales on the Consolidated Statement of Operations.

The crypto assets to be transferred represent cryptocurrencies purchased to fulfill prospective customer purchase orders.

Payable to customers and broker dealer

These accounts represent the retail customer and issuing broker dealer cash balances custodied by ATS. As of December 31, 2022 the Due to Customers and Broker Dealer balances were $5.3 million and $0.3 million, respectively.

Marketable securities

Marketable securities consisted of equity securities in a public entity which owned the majority of the Company. The marketable equity securities have a readily determinable fair value and are measured and recorded at fair value on a recurring basis. In February 2021, all the marketable securities were sold resulting in a recognized gain of $2.1 million. In accordance with ASC Topic 321, Investments – Equity Securities realized gains and losses and unrealized holding gains or losses on marketable securities are reported as gains or losses on the Consolidated Statements of Operations.

Fixed assets, net

Fixed assets, which include assets such as our leasehold improvements, furniture and equipment, technology infrastructure, internal use software, and website development, are recorded at cost and depreciated using the straight-line method over the estimated useful lives.

Included in fixed assets is the capitalized cost of internal use software and website development, including software used to upgrade and enhance our website and processes supporting our business, both developed internally and acquired externally. We capitalize costs incurred during the application development stage of internal use software and amortize

tZERO Group, Inc.
Notes to Consolidated Financial Statements
these costs over the estimated useful life of two to four years. Costs incurred related to design or maintenance of internal use software are expensed as incurred.

Life (years)
Furniture and equipment	5 - 7
Computer hardware	3 - 4
Computer software, including internal-use software and website development	2 - 4

Equity method securities under ASC 323

Minority interests in other entities in which we can exercise significant influence, but not control, over the entity through either holding more than a 20% voting interest in the entity or through our representation on the entity's board of directors are accounted for as equity method securities under ASC Topic 323, Investments - Equity Method and Joint Ventures ("ASC 323"), and are included in Other Long Term Assets in our Consolidated Balance Sheets.

As of December 31, 2022, we have a 50% ownership interest in Boston Security Token Exchange LLC ("BSTX"), a joint venture with BOX Digital Markets LLC. Based on the nature of our ownership interests and extent of our contributed capital, we have a variable interest in BSTX. However, we have insufficient voting rights or other means to influence the investee such that we do not have power to direct the investee's activities that most significantly impact the economic performance of each entity. Further, we are not the investee's primary beneficiary and we therefore do not consolidate the investee in our financial statements. Over the period of time of our ownership of BSTX, we invested $15.0 million in cash.

BSTX has incurred substantial losses and has a retained deficit. BSTX has asked for cash infusions and the investors in BSTX, including the Company, opted not to advance any additional funds. BSTX ’s deteriorating financial condition, negative cash flows from operations and a working-capital deficiency casts doubt about the BSTX’s ability to continue as a going concern. Company management has determined that the investment in BSTX was impaired, and has written it off in the year ended December 31, 2022, resulting in a charge of $8.1 million.

The following table summarizes the carrying amount of our equity method securities (in thousands):

December 31, 2022	December 31, 2021
$—	$8,131
The following table summarizes the net losses recognized on equity method securities for the year ended December 31, 2022 and 2021 (in thousands):

	Year ended December 31,
	2022	2021
Net loss recognized on our proportionate share of the net losses of our equity method investees and amortization of the basis difference	$8,131	$—

Investment carried under the cost method

We own a minority interest in Blue Ocean Technologies. During 2021, we sold a portion of our ownership resulting in a $4.0 million realized gain which is included in Realized gain (loss) on sale of equity securities in our Consolidated Statement of Operations. Its’ subsidiary, Blue Ocean ATS, LLC, is the operator of the alternative trading system, and uses electronic order-delivery and live data to provide an “exchange-like” experience for global investors in overnight trading, bridging the eight-hour time gap in US equities trading. As of December 31, 2022, this investment was carried at a cost of $0.9 million and are included in Other Long Term Assets in our Consolidated Balance Sheets. We account for this investment under the cost method.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
Goodwill

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in business combinations. Goodwill is not amortized but is tested for impairment at least annually or when we deem that a triggering event has occurred. When evaluating whether goodwill is impaired, we make a qualitative assessment to determine if it is more likely than not that the fair value of our reporting unit is less than its carrying amount. If the qualitative assessment determines that it is more likely than not that its fair value is less than its carrying amount, we compare the fair value of the reporting unit to which the goodwill is assigned to its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value of the reporting unit, not to exceed the carrying amount of the goodwill. The Company had two reporting units and considered tZERO Crypto as a separate reporting unit from the remaining Company. For the year ended December 31, 2022, we determined that goodwill related to the original purchase of tZERO Crypto, Inc. was impaired because the Crypto reporting unit had a history on negative cash flows since the acquisition and resulted in a charge of $6.0 million to the Consolidated Statement of Operations. No other Goodwill was considered impaired during the years ended December 31, 2022 and 2021. See Note 17 - Subsequent Events.

Intangible assets, net other than goodwill

We capitalize and amortize intangible assets other than goodwill over their estimated useful lives unless such lives are indefinite. Intangible assets other than goodwill acquired separately from third parties are capitalized at cost while such assets acquired as part of a business combination are capitalized at their acquisition-date fair value.

Indefinite-lived intangible assets are tested for impairment annually or more frequently when events or circumstances indicate that the carrying value more likely than not exceeds its fair value. In addition, we routinely evaluate the remaining useful life of intangible assets not being amortized to determine whether events or circumstances continue to support an indefinite useful life, including any legal, regulatory, contractual, competitive, economic, or other factors that may limit their useful lives. Definite lived intangible assets are amortized using the straight-line method of amortization over their useful lives, except for certain intangibles (such as acquired technology, customer relationships, and trade names) which are amortized using an accelerated method of amortization based on cash flows.

These definite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable as described below under Impairment of long-lived assets.

For all periods presented, we had no intangible assets that had an indefinite life.

Impairment of long-lived assets

We review property and equipment and other long-lived assets, including intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability is measured by comparison of the assets' carrying amount to future undiscounted net cash flows the asset group is expected to generate. Cash flow forecasts are based on trends of historical performance and management's estimate of future performance, giving consideration to existing and anticipated competitive and economic conditions. If such asset group is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair values. There were no impairments to long-lived assets recorded during the year ended December 31, 2022 and 2021.

Common stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends declared by the board of directors out of funds legally available. No dividends have been declared or paid on our common stock since inception through December 31, 2022.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
Preferred Series A equity securities - TZROP

Our tZERO Preferred Series A Equity Securities ("TZROP") are classified as Stockholders' equity within our Consolidated Balance Sheets. TZROP holders have the right to, prior to distributing earnings to common stockholders, a noncumulative dividend equal to 10% of our Consolidated Adjusted Gross Revenue (as defined by the TZROP offering documents) for the most recently completed fiscal quarter, if declared by our Board of Directors, to be paid out of funds lawfully available on a quarterly basis. TZROP holders are not entitled to participate in any dividends paid to the holders of our common stock, have no rights to vote, and have no rights to the undistributed earnings and are not entitled to any utility functionality as part of the TZROP. Any remaining undistributed earnings or losses of the Company for a period shall be allocated to the TZROP holders based on the contractual participation rights of the security to share in those earnings as if all the earnings for the period had been distributed. In the event of any liquidation, dissolution or winding up of the Company, the TZROP holders will be entitled to the limited preferential liquidation rights equal to USD $0.10 per share to the extent funds are available.

There was 21.4 million shares of TZROP outstanding as of December 31, 2022 and 21.3 million at December 31, 2021.

Preferred Series B equity securities

Our Preferred Series B Equity Securities ("Series B") are classified as Stockholders' equity within our Consolidated Balance Sheets. As part of the ICE transaction, ICE, Overstock and Medici acquired shares of Series B. On August 22, 2022, tZERO completed the final strategic funding round of the ICE Investment from ICE and certain other investors, including OSTK, which received additional shares of Series B. Each share of Series B is convertible, at the option of the holder at any time and without additional consideration or upon certain mandatory conversion triggers, into common stock of the Company based on the conversion ratio set forth in the certificate of designation. With respect to dividend rights, liquidation preferences and the distribution of assets, the Series B rank junior to TZROP and senior to all classes of our common stock and future issuances of preferred stock. On any matters common stockholders are entitled to vote, holders of Series B are entitled to vote shares equal to the number of shares of common stock their Series B shares may be converted to. Additionally, Series B holders are entitled to elect one (1) director of the Company. Series B holders are also entitled to certain stock protective provisions as set forth in its certificate of designation.

There was 140.9 million Series B shares outstanding as of December 31, 2022 and none at December 31, 2021.

Noncontrolling interests

For consolidated subsidiaries in which our ownership is less than 100%, and for which we have control over the assets, liabilities and management of the entity, the minority stockholders' interests are shown as noncontrolling interest. As of December 31, 2022, we hold an 81.0% equity interest in Verify Investor, LLC, an accredited investor verification company.

tZERO Group, Inc.
Notes to Consolidated Financial Statements

Revenue recognition

The Company recognizes revenue under ASC Topic 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

•Step 1: Identify the contract with the customer
•Step 2: Identify the performance obligations in the contract
•Step 3: Determine the transaction price
•Step 4: Allocate the transaction price to the performance obligations in the contract
•Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606’s definition of a “distinct” good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

The Company earns commission revenue by executing trades. The Company’s performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are received on settlement date; therefore, a receivable is recognized as of the trade date.

Transaction expenses are comprised of vendor services related to anti-money laundering and know-your-client protection (“AML/KYC”), bank verification, and cryptocurrency source tracking. AML/KYC and bank verification costs are directly related to the onboarding of new customers.

Prior to the Company permitting a security to be quoted for trading on the ATS, the ATS conducts a due diligence review on its issuers and such securities to confirm they were issued, can be resold, and trading can be done in accordance with US securities laws. The diligence is refreshed on a semi‐annual basis. The Company charges the issuer of each security a due diligence fee for such diligence reviews.

The Company earns revenue, from fees charged in relation to the sale and purchase of cryptocurrency by consumers using the tZERO Crypto Platform. Fees are collected from consumers, utilizing funds custodied by Prime Trust, at the time of the transaction. Based on this format, the Company has concluded it is not the principal agent in these transactions and therefore recognizes the net commission revenue earned. Each transaction is considered a separate agreement between the Company and the consumer and includes only one performance obligation that is satisfied at a point in time, which is when the cryptocurrency is transferred to the consumer.

Normally, the Company does not provide refunds and as such, no liability is recognized in relation to refunds.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
Stock-based compensation

We measure compensation expense for all outstanding unvested share-based awards at fair value on the date of grant and recognize compensation expense over the service period for awards at the greater of a straight-line basis or on an accelerated schedule when vesting of the share-based awards exceeds a straight-line basis. When an award is forfeited prior to the vesting date, we recognize an adjustment for the previously recognized expense in the period of the forfeiture. Certain of our employees hold equity awards (grants of options and restricted stock awards) originally issued by our former parent entity, Medici Ventures, which provides the right to acquire shares of common stock in those entities. These awards were originally granted to these employees while employed by either Medici Ventures or Overstock and prior to the employees transfer to tZERO. The downstream awards will continue to vest while these employees are providing services to tZERO over their original vesting term of 3 years. We recognize downstream stock equity awards to our employees as stock compensation expense with a corresponding adjustment to contributed capital (Additional paid-in capital). See Note 11 - Stock-Based Awards.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Our tax provision is allocated by applying the requirements of ASC 740 as if each group member were filing a separate tax return. Our stand-alone financial statements include a valuation allowance because of insufficient taxable income on a separate return basis.

Each quarter we assess the recoverability of our deferred tax assets under ASC 740. We assess the available positive and negative evidence to estimate whether we will generate sufficient future taxable income to use our existing deferred tax assets. We have limited carryback ability and do not have significant taxable temporary differences to recover our existing deferred tax assets, therefore we must rely on future taxable income, including tax planning strategies, to support their realizability. We have established a valuation allowance for our deferred tax assets not supported by carryback ability or taxable temporary differences, primarily due to uncertainty regarding our future taxable income. We have considered, among other things, the cumulative loss incurred over the three-year period ended December 31, 2021 as a significant piece of objective negative evidence. We intend to continue maintaining a valuation allowance on our net deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. The amount of the deferred tax asset considered realizable could be adjusted if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as long-term projections for growth. We will continue to monitor the need for a valuation allowance against our remaining deferred tax assets on a quarterly basis.

Loss contingencies

In the normal course of business, we may become involved in legal proceedings and other potential loss contingencies. We accrue a liability for such matters when it is probable that a loss has been incurred and the amount can be reasonably estimated. When only a range of probable loss can be estimated, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. We expense legal fees as incurred. See Note 9 - Commitments and Contingencies.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
Assets and Liabilities held for sale and Discontinued operations

A disposal group is classified as a discontinued operation when the following criteria are met: (1) the disposal group is a component of an entity; (2) the component of the entity meets the held-for-sale criteria in accordance with our policy described above; and (3) the component of the entity represents a strategic shift in the entity's operating and financial results.

Our Company classifies long-lived assets or disposal groups to be sold as held for sale in the period in which all of the following criteria are met: (1) management, having the authority to approve the action, commits to a plan to sell the asset or disposal group; (2) the asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups; (3) an active program to locate a buyer and other actions required to complete the plan to sell the asset or disposal group have been initiated; (4) the sale of the asset or disposal group is probable, and transfer of the asset or disposal group is expected to qualify for recognition as a completed sale within one year, except if events or circumstances beyond our control extend the period of time required to sell the asset or disposal group beyond one year; (5) the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

We initially measure a long-lived asset or disposal group that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Upon determining that a long-lived asset or disposal group meets the criteria to be classified as held for sale, the Company ceases depreciation and reports long-lived assets and/or the assets and liabilities of the disposal group, if material, in the line items assets held for sale and liabilities held for sale, respectively, in our Consolidated Balance Sheets. See Note 3 - Discontinued Operations.

Recently adopted accounting standards

In December 2019, the Financial Accounting Standards Board ("FASB") issued ASU 2019-12, Income Taxes (“Topic 740”) — Simplifying the Accounting for Income Taxes, which removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. For private entities, ASU 2019-12 is required to be adopted for annual periods beginning after December 15, 2021. The adoption of this standard did not have a material impact on our Consolidated Financial Statements and related disclosures.

In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815, which clarifies the interaction of the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. For private entities, ASU 2020-01 is required to be adopted for annual periods beginning after December 15, 2021, including interim periods within those fiscal years. The adoption of this standard did not have a material impact on our Consolidated Financial Statements and related disclosures.

In October 2020, the FASB issued ASU 2020-10, Codification Improvements, which amends and provides Codification improvements to either clarify the Codification or correct unintended application of guidance that are not expected to have a significant effect on current accounting practice or create a significant administrative cost to most entities. For private entities, ASU 2020-10 is required to be adopted for annual periods beginning after December 15, 2021, including interim periods within fiscal years beginning after December 15, 2022. The Company has completed its analysis of the impact of this guidance and the adoption of this standard did not have a material impact on our Consolidated Financial Statements and related disclosures.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
3. DISCONTINUED OPERATIONS

In connection with the ICE transaction, the Company was required to sell 100% of its broker-dealer subsidiary SpeedRoute, LLC (“SpeedRoute”), which provides routing and connectivity services to registered broker-dealer clients to U.S. equity exchanges and off-exchange sources of liquidity, to Overstock, Medici Ventures and SMPV, LLC, related parties of the Company. The Company has evaluated whether this transaction constitutes a common-control transaction. The Company has concluded given that there is no controlling shareholder or written agreement to vote unanimously, as well as since the transaction had economic substance, that this transaction did not meet the criteria as a common-control transaction. The Company recorded a gain of $3.8 million in the Consolidated Statement of Operations for the year ended December 31, 2022. Cash proceeds of $7.8 million were received and is recorded on the Consolidated Statement of Cash Flow for the year ended December 31, 2022.

Assets/liabilities held for sale at December 31, 2021 is
as follows (in thousands):

December 31, 2021
Assets:
Cash	$3,551
Commissions receivable	2,810
Other assets	408
Total Assets	$6,769

Liabilities
Accounts payable and accrued expenses	$2,242
Legal fees payable	975
Total Liabilities	$3,217

Components of Income from Discontinued Operations is
comprised of (in thousands):

	For the period January 1, 2022 to February 22,2022	For the Year ended December 31, 2021
Revenue:
Commission income, net of rebates	$3,558	$32,916

Expenses:
Commission expenses	2,253	22,585
Affiliate service and support fees	294	3,117
Clearing fees	309	2,272
Regulatory fees	—	42
Technology expense	59	478
Other expenses	—	257
Total expenses	2,915	28,751

Net income from Discontinued Operations	$643	$4,165

In conjunction with the sale of SpeedRoute, the Company entered into a transition services agreement with SpeedRoute. This contract has no formal maturity. This agreement covers the sharing of technology related services, rent, fixed assets and managerial support. For the year ended December 31, 2022, an amount of $1.3M was allocated to SpeedRoute and SpeedRoute paid net service fees to the Company in the amount of $1.2M for the same period. As a result, the Company is reflecting an amount due from SpeedRoute in the amount of $0.1M under the transitional services agreement at December 31, 2022. The amount due the Company, at December 31, 2021 was $90,184.

tZERO Group, Inc.
Notes to Consolidated Financial Statements

4. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The carrying amount of our goodwill was $19.3 million at December 31, 2022 and $25.5 million at December 31, 2021. The decrease of $6.2 million is related to an impairment of the original purchase of tZERO Crypto.

Intangibles

The following table summarizes the Company’s intangible assets, net of accumulated amortization (in thousands):

	December 31, 2022	December 31, 2021
Technology:
Gross carrying amount	$21,400	$21,400
Accumulated amortization	(19,575)	(18,536)
Net carrying amount	1,825	2,864
Trade Names:
Gross carrying amount	1,173	1,173
Accumulated amortization	(1,173)	(1,025)
Net carrying amount	—	148
Total:
Gross carrying amount	22,573	22,573
Accumulated amortization	(20,748)	(19,561)
Net carrying amount	$1,825	$3,012
_______________________________________
(1) At December 31,2022, the weighted average remaining useful life for intangible assets, other, excluding fully amortized intangible assets, was 3.41 years.

At December 31, 2021, the weighted average remaining useful life for intangible assets, other, excluding fully amortized intangible assets, was 4.22 years.

Amortization expense in the years ending December 31, 2022 and 2021 was $1.2 million and $2.8 million, respectively.

Estimated amortization expense for the next five years is: $0.7 million in 2023, $0.4 million in 2024, $0.2 million in 2025, $0.1 million in 2026, and $0.4 million thereafter.

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Accounts receivable	$351	$198
Less: allowance for credit losses	—	—
Total accounts receivable, net	$351	$198

tZERO Group, Inc.
Notes to Consolidated Financial Statements
6. FIXED ASSETS, NET

Fixed assets, net consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Computer hardware and software	$19,416	$19,811
Leasehold Improvements	2,509	2,509
Furniture and equipment	356	438
	22,281	22,758
Less: accumulated depreciation	(15,475)	(14,341)
Total fixed assets, net	$6,806	$8,417

Upon sale or retirement of assets, cost and related accumulated depreciation and amortization are removed from the Consolidated Balance Sheets and the resulting gain or loss, if any, is reflected in the Consolidated Statement of Operations.

Depreciation expense in the years ending December 31, 2022 and 2021 was $3.1 million and $5.0 million, respectively.

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following (in thousands):

	December 31, 2022	December 31, 2021
Accounts payable and other accruals	$2,568	$945
Accrued legal fees	154	912
Accrued compensation and other related costs	515	1,870
Accrued loss contingencies	—	1,575
Total accounts payable and accrued liabilities	$3,237	$5,302

8. LEASES

We have operating leases for office space, data centers, and certain equipment. Our leases have remaining lease terms of 1 year to 9 years, some of which may include options to extend the leases perpetually, and some of which may include options to terminate the leases within 1 year. We include options that are reasonably certain to be exercised as part of the determination of lease terms. We determine if an arrangement is a lease at inception of the contract and we perform the lease classification test as of the lease commencement date. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we used our estimated incremental borrowing rate based on the information available at commencement date in determining the present value of future payments.

The table provides a summary of leases by Consolidated Balance Sheets location as of December 31, 2022 and December 31, 2021, respectively (in thousands):

	December 31, 2022	December 31, 2021
Operating right-of-use assets	$6,228	$7,102
Operating lease liability - current	673	614
Operating lease liability - non-current	7,170	7,629

tZERO Group, Inc.
Notes to Consolidated Financial Statements
Lease expense for the year ended December 31, 2022 and 2021 were as follows (in thousands):

	Year ended December 31,
	2022	2021
Operating lease cost	$865	$1,079

The following tables provides supplemental Balance Sheets information related to leases:

	December 31, 2022	December 31, 2021
Weighted-average remaining lease term - operating leases	8.74 years	9.90 years
Weighted-average discount rate - operating leases	8%	7%

Maturity of lease liabilities under our non-cancellable operating leases as of December 31, 2022, are as follows (in thousands):

Payments due by period	Amount
2023	$1,200
2024	1,198
2025	1,171
2026	1,117
2027	1,181
Thereafter	4,625
Total lease payments	10,492
Less interest	(2,649)
Present value of lease liabilities	$7,843

In October 2022, we agreed to sublease unused office space. The sublease is with an unaffiliated third party. The sublease term expires on November 30, 2031, which coincides with our lease term and will offset our lease payments by $8.3 million over the entire lease term. In the event of default by the Sublessee, the Company will be obligated under the terms of the original lease. The Company classifies the sublease as an operating lease. The Company recognizes income on a straight-line basis over the term of the sublease. The duration of the sublease runs through the end of our existing lease. Upon execution of the sublease, the Company determined that the lease cost for the lease term exceed the anticipated sublease income. The difference between lease cost and sublease income is an indicator that the carrying amount of the right-of-use asset was impaired, as a result the Company recorded an impairment of right-of-use asset of $0.6 million in the Consolidated Statement of Operations for the year ended December 31, 2022.

9. COMMITMENTS AND CONTINGENCIES

Loss contingencies

In the normal course of business, we may become involved in legal proceedings and other potential loss contingencies. We accrue a liability for such matters when it is probable that a loss has been incurred and the amount can be reasonably estimated. When only a range of probable loss can be estimated, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. Due to the uncertainty of litigation and depending on the amount and the timing, an unfavorable resolution of some or all of such matters could materially affect our business, results of operations, financial position, or cash flows. The nature of the loss contingencies relating to claims that have been asserted against us are described below.

The Company is currently the subject of various regulatory reviews by FINRA. In some instances, these matters may rise to a disciplinary action. There is one specific case that management is awaiting to hear back potential fines and penalties from FINRA. No range of settlement value has been formally discussed, and accordingly, management has not

tZERO Group, Inc.
Notes to Consolidated Financial Statements
accrued a liability for this uncertainty. However, we believe it is likely we will be subject to a monetary fine or penalty, which could be material. We believe we have sufficient working capital to cover the amount of the ultimate fine or penalty.

Broker-Dealer Subsidiaries

Our broker-dealer subsidiaries are subject to extensive regulatory requirements under federal and state laws and regulations and self-regulatory organization (“SRO”) rules. Each of tZERO ATS, LLC and tZERO Markets, LLC is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 (“Exchange Act”) and in the states in which it conducts securities business and is a member of FINRA and other SROs (as applicable). In addition, tZERO ATS, LLC owns and operates an alternative trading system. Each of tZERO ATS, LLC and tZERO Markets, LLC is subject to regulation, examination, investigation, and disciplinary action by the SEC, FINRA, and state securities regulators, as well as other governmental authorities and SROs with which it is registered or licensed or of which it is a member. Moreover, as a result of our projects seeking to apply distributed ledger technologies to the capital markets, our broker-dealer subsidiaries have been, and remain involved in, ongoing oral and written communications with regulatory authorities. As previously disclosed, our broker-dealer subsidiaries are currently subject to various examinations, inquiries, and/or investigations undertaken by various regulatory authorities, which may result in financial and other settlements or penalties. Any significant failure by our broker-dealer subsidiaries to satisfy regulatory authorities that they are in compliance with all applicable rules and regulations could have a material adverse effect on us.

ATS Settlement

In February 2018, the Division of Enforcement of the SEC informed the Company and Overstock that it was conducting an investigation and requested that the Company and Overstock voluntarily provide certain information and documents related to tZERO and the 2018 TZROP token offering (the “tZERO Request”). In December 2018, the Company received a follow-up request from the SEC relating to GSR Capital Ltd., a Cayman Islands exempted company (the “GSR Request”). In December 2019, the Company received a subpoena from the SEC requesting documents related to the GSR transaction and the alternative trading system run by tZERO ATS, LLC (the “GSR and tZERO Subpoena”). In May 2020, the Company received a subpoena from the SEC requesting additional data related to the tZERO ATS (the “tZERO ATS Subpoena”). tZERO ATS, LLC, a wholly owned subsidiary of the Company, reached an agreement to settle the matters covered by the tZERO Request, the GSR Request, the GSR and tZERO Subpoena, and the tZERO ATS Subpoena. The agreement required tZERO ATS, LLC, to cease and desist from committing or causing any violation of and any future violations of Rules 301(b)(2) and (5) of Regulation ATS, which generally relate to notice and fair access, agreed to be censured, and pay a $800,000 civil penalty, which was paid in January 2022. The settlement did not allege that we, or tZERO ATS, LLC, or any of our current or former executives or directors engaged in intentional fraud or misconduct, nor did tZERO ATS admit or deny any facts alleged in the order.

10. REVENUES FROM CONTRACTS WITH CUSTOMERS

The timing of the revenue recognition may differ from the timing of payment from customers. The Company records a receivable when revenue is recognized prior to payment, and when the Company has an unconditional right to payment. The Company records contract liability when payment is received, prior to the time at which the satisfaction of the service obligation.

The Company accounts for its revenues under ASC 606, Revenue from Contracts with Customers.

The Company earns commission revenue by acting as an agent on behalf of customers. The Company’s performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are paid on settlement date; therefore, a receivable is recognized as of the trade date. The Company also earns revenue from verification of investor accreditation.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
The following tables present the Company’s revenue from contracts with customers disaggregated by entities for the year ended December 31, 2022 and 2021 (in thousands):

		Year ended December 31,
		2022	2021
Entity	Income statement classification
Verify Investor	Investor verification revenue	$1,748	$1,264
ATS	Commissions income, net	430	612
Crypto	Commissions income, net	276	393
ATS	Due diligence and other income	310	110
Total revenues		$2,764	$2,379

11. STOCK-BASED AWARDS

Stock based awards

The tZERO.com 2017 Equity Incentive Plan provides for grant of stock options and restricted stock awards to employees and directors of and consultants to acquire up to 5% of the authorized shares of our common stock. In June 2020, we completed the restructuring of our outstanding equity awards through the amendment and cancellation of each of our outstanding stock option awards in favor of the issuance of restricted stock awards, with each participant under the plan receiving one restricted stock unit for each stock option canceled. In addition to the original service-based vesting condition (generally three years), the restricted stock unit awards included an added performance-based vesting condition that a liquidity event must occur in order for the restricted stock unit awards to vest. The exchange was accounted for as a Type II modification with an incremental fair value of $6.9 million for the modified awards which will be expensed for the fully vested portion of the grant once the performance-based vesting condition becomes probable and the remaining fair value of the grant will be expensed on a straight-line basis over the remaining vesting period. For the year ending December 31, 2022, we granted 63,907,173 restricted stock awards with a cumulative grant date fair value of $35.1 million. During the year ended December 31, 2021, we granted 19,432,321 restricted stock awards with a cumulative grant date fair value of $15.8 million. No stock option awards were issued during the years ended December 31, 2022 and December 31, 2021.

The following table summarizes activity related to RSUs for the years ended December 31, 2021 and 2022:

	Number of RSU’s	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2021	13,383,255	$2.20
Granted	19,432,321	$0.81
Vested	(16,450,279)	$1.24
Forfeited	(3,845,469)	$1.81
Nonvested at December 31, 2021	12,519,828	$0.93
Granted	63,907,173	$0.55
Vested	(7,006,971)	$1.00
Forfeited	(1,512,639)	$0.91
Nonvested at December 31, 2022	67,907,391	$0.57

tZERO Group, Inc.
Notes to Consolidated Financial Statements
12. INCOME TAXES

The provision (benefit) for income taxes consists of the following (in thousands):

	Year ended December 31,
	2022	2021
Current	$42	$32
Deferred	(23)	248
Total provision (benefit) for income taxes	$19	$280

The tax expense for the year ended December 31, 2022 and 2021 is primarily related to state minimum taxes and amortization of indefinite life goodwill.

The components of our deferred tax assets and liabilities as of December 31, 2022 and 2021 are as follows

(in thousands):

	December 31
	2022	2021
Deferred tax assets:
Net operating loss carryforwards	$41,293	$34,503
Intangible assets	2,196	2,736
Operating lease liabilities	2,103	2,366
Accrued expenses	1,943	2,066
Research and development tax credits	450	449
Other	2,252	2,427
Gross deferred tax assets	50,237	44,547
Valuation allowance	(47,312)	(40,352)
Total deferred tax assets	2,925	4,195
Deferred tax liabilities:
Operating lease right-of-use assets	(1,743)	(2,040)
Goodwill	(1,400)	(1,275)
Other	(185)	(1,306)
Total deferred tax liabilities	(3,328)	(4,621)
Total deferred tax assets (liabilities), net	$(403)	$(426)

Deferred tax assets (liabilities), net are recorded as a component of Other long-term liabilities on the Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021, respectively.

At December 31, 2022, we have federal net operating loss carryforwards with no expiration date of approximately $167.5 million; the utilization of these net operating loss carryforwards is limited to 80% of taxable income in any given year. We also have federal net operating loss carryforwards of approximately $10.7 million which expire between 2034 and 2037. We have state net operating loss carryforwards of approximately $3.9 million which primarily expire in 2027 and 2030. At December 31, 2022, we have federal research credit carryforwards of approximately $0.6 million that expire between 2035 and 2039. Ownership changes under Internal Revenue Code Section 382 could limit the amount of net operating losses or credit carryforwards that can be used in the future.

We are subject to taxation in the United States and various state jurisdictions, and we file a U.S. Corporation Form 1120 return as we have taken a C Corporation election. Tax years beginning in 2019 are subject to examination by taxing authorities, although net operating loss and credit carryforwards from all years are subject to examinations and adjustments for at least three years following the year in which the attributes are used.

tZERO Group, Inc.
Notes to Consolidated Financial Statements

Each quarter we assess the recoverability of our deferred tax assets under ASC 740. We assess the available positive and negative evidence to estimate whether we will generate sufficient future taxable income to use our existing deferred tax assets. We have limited carryback ability and do not have significant taxable temporary differences to recover our existing deferred tax assets, therefore we must rely on future taxable income, including tax planning strategies, to support their realizability. We have established a valuation allowance for our deferred tax assets not supported by carryback ability or taxable temporary differences, primarily due to uncertainty regarding our future taxable income. We have considered, among other things, the cumulative loss incurred over the three-year period ended December 31, 2022 as a significant piece of objective negative evidence. We intend to continue maintaining a valuation allowance on our net deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. The amount of the deferred tax asset considered realizable could be adjusted if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as long-term projections for growth. We will continue to monitor the need for a valuation allowance against our remaining deferred tax assets on a quarterly basis. Since December 31, 2022, the valuation allowance increased by $7.0 million.

13. BROKER DEALERS

The Company wholly owns two broker-dealers, tZERO ATS, LLC, which were acquired in January 2016, and tZERO Markets, LLC, whose broker-dealer registration with the SEC became effective in August 2020. The Company also owned a third broker-dealer, SpeedRoute, which was sold in February 2022, See Note 3 - Discontinued Operations.

tZERO ATS, LLC is a FINRA-member broker-dealer that owns and operates an alternative trading system (the "tZERO ATS"), self-clears security transactions for the tZERO ATS, acts as the clearing and carrying broker-dealer for tZERO Markets, LLC and is a wholly-owned subsidiary of tZERO. The tZERO ATS is a closed trading system available only to broker-dealer subscribers. The tZERO ATS does not accept orders from non-broker-dealers, nor does it hold, own, or sell securities. The tZERO ATS currently supports the trading of six digital securities, TZROP, Aspen Digital, Inc.'s depository receipts for its common stock, Myra Park Investors, LP’s limited partner units, Curzio Research, Inc.’s Series A, Non-Voting Preferred Stock, XY Labs, Inc.’s Class A Common Stock and Exodus Movement, Inc.’s Class A Common Stock.

tZERO Markets, LLC is a FINRA-member broker-dealer that provides online brokerage services, supporting the trading of digital securities on the tZERO ATS. It launched its web application and began to open individual retail accounts in October 2020. tZERO Markets is also approved to act as a placement agent or underwriter in certain securities offerings but has not yet launched these business lines.

SpeedRoute is an electronic, agency-only, FINRA-member broker-dealer that provides connectivity for its customers to U.S. equity exchanges as well as off-exchange sources of liquidity such as alternate trading systems. All of SpeedRoute's customers are registered broker-dealers. SpeedRoute does not hold, own, or sell securities.

Each of the Company's broker-dealers are subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The following table summarizes the net capital ratio (in thousands, apart from the net capital ratio):

tZERO Group, Inc.
Notes to Consolidated Financial Statements

	December 31, 2022	December 31, 2021
tZERO ATS, LLC
Net capital	$1,679	$795
Required net capital	250	250
Net capital, in excess of required	$1,429	$545
Net capital ratio	0.09	0.12
tZERO Markets, LLC
Net capital	$697	$727
Required net capital	72	50
Net capital, in excess of required	$625	$677
Net capital ratio	1.55	0.21
SpeedRoute, LLC
Net capital		$2,923
Required net capital		214
Net capital, in excess of required		$2,709
Net capital ratio		1.10

Each of the Company's broker-dealers did not have any securities owned or securities sold, not yet purchased at December 31, 2022 and December 31, 2021, respectively.

Special reserve account

tZERO ATS is subject to Customer Protection Rule 15c3-3, which requires the segregation of funds in a special reserve account for the exclusive benefit of customers. As of December 31, 2022, tZERO ATS had cash deposits of $5.7 million in the special reserve accounts which was $0.4 million in excess of the deposit requirement of $5.3 million. The Company made no subsequent deposits or withdrawals.

14. BORROWINGS

Acquisition note payable to Parent

In connection with the acquisition of tZERO Crypto Inc. ("tZERO Crypto"), we entered into a demand note dated December 21, 2018 with Medici Ventures. Under the demand note, we have borrowed $4.0 million, which matured on December 31, 2020, which bore interest at a rate of 4% per annum.

During the first quarter of 2021, we converted the outstanding balance of the Acquisition Note Payable to Parent into shares of tZERO common stock. See Note 1 – Pelion Transaction Agreement.

Operating note payable to Overstock

Previously, Overstock provided services or funding to and for our benefit; however, any such additional services or funding are at the sole discretion of Overstock, which had no obligation to provide any additional services or funding. All additional services, funding, intellectual development work, and other costs and expenses incurred by Overstock, or advanced to us, in the furtherance of our business was deemed a loan by Overstock to us. Such amounts bore interest at 7.0% per annum, compounded, and, unless otherwise agreed by Overstock, must be repaid by us in monthly payments due on the 15th day of each month in an amount equal to 50% of our net revenues (gross revenues minus operating costs) for the preceding calendar month. Our results did allow for any of these monthly repayments.

During the first quarter of 2021, we converted the outstanding balance of the Operating Note Payable to Overstock into shares of tZERO common stock. See Note 1 – Pelion Transaction Agreement.

tZERO Group, Inc.
Notes to Consolidated Financial Statements
Note payable to Medici Ventures L.P.

The Company entered into a promissory note with Medici Ventures L.P. dated December 22, 2021. Under the promissory note, we have borrowed $5.0 million, which had a maturity date of December 31, 2023. The note bears interest at a rate equal to 3.0% per annum.

During the first quarter of 2022, we converted the outstanding balance and accrued interest into shares of tZERO preferred shares as a part of the ICE Investment. See Note 1 - Intercontinental Exchange.

15. RELATED PARTY AND AFFILIATED TRANSACTIONS

Overstock, which holds an indirect majority interest in us, provided additional services or funding to and for our benefit; however, any such additional services or funding were at the sole discretion of Overstock, which had no obligation to provide any additional services or funding. All additional services, funding, intellectual development work, and other costs and expenses incurred by Overstock, or advanced to us, in the furtherance of our business is deemed a loan by Overstock to us. During 2021 we were allocated $0.6 million and during 2022, no amounts were paid or allocated from Overstock.

One of the Company's Directors is a CEO in a software development firm. The software development firm has provided services to the Company. For the year ended December 31, 2022, the Company paid $0.1 million and was recorded as Capitalized Software and $47,604 is recorded in accounts payable and accrued expenses. No amounts were incurred for the year ended December 31, 2021.

16. GOING CONCERN

We have generated limited revenue and have accumulated losses since inception. As such, our continuation as a going concern is currently dependent upon obtaining sufficient financing. There is no assurance that sufficient financing will be available to us when needed to allow us to continue as a going concern, therefore substantial doubt about the Company’s ability to continue as a going concern exists. The Company is evaluating strategies to obtain the required additional funding for future operations. These strategies may include but are not limited to obtaining equity financing, issuing debt, or entering into other financing arrangements and restructuring of operations to grow revenues and decrease expenses. However, given the impact of the economic downturn on the U.S. and global financial markets, the Company may be unable to access further equity or debt financing when needed. As such, there can be no assurance that the Company will be able to obtain additional liquidity when needed or under acceptable terms, if at all.

The Consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

17. SUBSEQUENT EVENTS

In early February 2023, Management did an extensive review of the tZERO Crypto operations and decided to exit this business. On March 6, 2023, the Company terminated its operations. All customer accounts were closed, and all of the assets in the various exchanges were liquidated.

We have evaluated the impact of all subsequent events through July 3, 2023, the date these financial statements were available to be issued and determined that all subsequent events have been appropriately recognized and disclosed in the accompanying financial statements.